EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated as of 21 September, 2007, between Prana Biotechnology Limited, an Australian corporation (the “Company”) with its principal offices at Level 2, 369 Royal Parade, Parkville, Victoria, Australia and Geoffrey Kempler (the “Executive”) residing at 19 Crotonhurst Avenue, North Caulfield 3161 Victoria, Australia.

WHEREAS, the Company desires to employ the Executive, and the Executive desires to be employed by the Company, upon the terms and conditions set forth herein;

1.	Employment
The Company hereby employs the Executive, and the Executive agrees to accept such employment, upon the terms and conditions herein set forth.

2.	Employment Period
The term of employment hereunder shall commence on the date hereof, 21 September, 2007, and continue until termination as provided herein (the “Employment Period”). It is acknowledged that the Executive has previously provided services to the Company, this Agreement applies only to his employment as from (and including) 21 September, 2007 and prior accrued entitlements of the Executive are not adversely affected by this Agreement.

3.	Position and Duties
The Executive hereby agrees to serve as our Executive Chairman and Chief Executive Officer (CEO) of the Company and shall have the duties, responsibilities and authority in respect of his CEO function as more fully set forth on Attachment A attached hereto. In such capacity the Executive shall report to the Board of Directors of the Company and shall serve on the Board of Directors. As an existing Director of the Company, termination of the CEO role will not terminate the Executive’s directorship on the Board. The Executive shall devote his best efforts and attention to the performance of services to the Company in accordance with the terms hereof and as may reasonably be requested by the Company.

4.	Compensation and Other Terms of Employment

(a)	Base Compensation
In consideration of the performance of his duties for the Company, for the period beginning 21 September, 2007 through and including the termination of this Agreement as provided herein, the Executive’s base salary compensation will be no less then $386,400 (including superannuation) per year (the “Base Salary”) payable in accordance with the Company’s regular payroll practices (eg, timing of payments and standard employee deductions, such as income and employment tax withholdings). Made up as $315,000 (including superannuation) for Executive Chairman and $71,400 (including superannuation) for additional CEO duties to be increased by CPI annually, commencing 1 February 2008. The foregoing salary may be increased, but not decreased, at the discretion of the Board of Directors.

(b)	Bonus Compensation
The Company will pay the Executive the following bonuses:
•	Bonus of $50,000 following a capital raising of at least A$7m (before costs) prior to 30 September 2007.
•	Bonus of $25,000 following a further capital raising of at least A$12m (before costs) anytime in the 2008 financial year.
•	Bonus of $25,000 for attaining a share price above $0.60 for at least four consecutive trading days by 30 June 2008
•	Bonus of $50,000 for implementation of the following:
o	Completion of clinical trial recruitment by 30 September 2007 - $10K bonus
o	Completion of signed Statistical Analysis Report by 29 February 2008 - $10K bonus
o	Regular meetings (minimum twice yearly) of the full Integrated Advisory Board - $6K bonus
o
Review and provide written proposal to the board of Prana’s Intellectual Property Portfolio to determine other value add opportunities for license, merger and acquisition or divestment by 31 December 2007 - $14K bonus

o	Develop Prana staff retention strategy and action plan by 31 October 2007 and implement by 31 December 2007 - $10K bonus

Upon termination of this Agreement pursuant to the Executive’s death or disability pursuant to Section 5(e) below, the company shall pay a pro-rata bonus pursuant to Section 5(e).

(c)
It is intended that the Executive should have no disincentive to his spending additional days each year in the USA. Accordingly, the Base Salary and bonus will be adjusted each year (by the agreement between the Executive and the Board of Directors) to compensate the Executive for differences in Australian and United States tax rates in the event that this difference has penalized the Executive for spending significant time in the USA.

(d)	Business Expenses
Upon presentation of vouchers and similar receipts, the Executive shall be entitled to receive reimbursement in accordance with the policies and procedures of the Company maintained from time to time or all reasonable business expenses actually incurred in the performance of his duties for the Company.

(e)	Vacation
The Executive shall be entitled to twenty (20) days of vacation during each calendar year of the Employment Period. Any vacation days that the Executive does not use in a calendar year will automatically be carried over for the use in the following year to a maximum carry of two years. Any vacation days that the Executive has not used at the termination of the Employment Period will be paid to the Executive at his Base Salary rate in effect at the time of termination.

(f)	Benefits
The Executive shall be entitled to participate in such employment benefits, including but not limited to a retirement plan, health, dental, life insurance, and short and long term disability plans as are established by the Company and as in effect from time to time applicable to executives of the Company.

(g)	Review
The Remuneration Committee of the Company (or if there is no Remuneration Committee for the time being, the Board or a committee of the Board) shall not less than once each year consider and if thought fit recommend to the Board (or, in the case of the Board, propose) changes to the salary to be received by the Executive pursuant to this Agreement or as applying after an earlier review or amendment of terms. The purpose of the review and recommended or proposed changes shall be to ensure that the salary of the Executive, when considered together with all other benefits to which the Executive is or may become entitled under this Agreement, is comparable with and maintains parity with salaries representatives payable to executives in like circumstances when benefits to which such executives may reasonably be expected to be or to become entitled are taken into account. Such review shall be carried out in accordance with the Corporate governance policies of the Company applicable at the time (if any). The Executive shall not be involved in any discussions or decision concerning recommendations or proposals.

5.	Terminations and Consequences

(a)	The Executive’s Right to Terminate
Notwithstanding any other provision of this Agreement to the contrary, the Executive may terminate this Agreement;
(i)	at any time during the Employment Period for Good Reason (as defined in Section 5 (f) below), on at least thirty (30) days’ prior written notice; or
(ii)	without Good Reason on at least ninety (90) days’ prior written notice to the Company.

(b)	The Company’s Right to Terminate
Notwithstanding any other provision of this Agreement to the contrary, the Company may terminate this Agreement;
(i)	at any time during the Employment Period for Good Reason (as defined in Section 5 (f) below), on at least thirty (30) days’ prior written notice; or
(ii)	without Good Reason on at least ninety (90) days’ prior written notice to the Executive.

(c)	Consequences of Termination Without Cause or for Good Reason
If the Company terminates this Agreement without Cause, or if the Executive terminates this Agreement with Good Reason, the Company shall:
(i)	pay the Executive within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfil this clause,
(ii)	immediately pay the Executive all unreimbursed business expenses and accrued, unused vacation days; and
(iii)	accelerate the vesting of any unvested options to purchase ordinary shares and permit Executive to exercise such options during the remainder of the exercise period for such options.

(d)	Consequences of Termination With Cause or Without Good Reason
If the Company terminates this Agreement with Cause or the Executive terminates this Agreement Without Good Reason, then the
(i)	Executive’s Base Salary shall be discontinued upon the termination of the Employment Period;
(ii)	Bonus Compensation shall be pro-rated only if termination with Cause occurs in the first year; and
(iii)	Company shall pay the Executive all unreimbursed business expenses and accrued, unused vacation days; and
(iv)	Executive shall be permitted to exercise only unvested options to purchase shares that pre-existed this contract.

(e)	Consequences of Termination for Death or Disability
If the Executive dies during the term of this Agreement, then the Agreement shall terminate except that the Company shall pay to Executive’s estate all accrued Base Salary, pro-rate Bonus Compensation and unremibursed business expenses and accrued, unused vacation days that the Executive would otherwise have been entitled to receive. Executive’s estate shall also be permitted to exercise Executive’s vested options for shares. If the Executive is unable to perform his functions because of Disability and the Agreement is terminated for that reason, the Executive shall be entitled to receive the same amount that the Company would be obligated to pay if the Executive had died during the term of this Agreement less the amounts of payment under any disability policy maintained by the Company.

(f)	Definition of Good Reason
“Good Reason” means:
(i)	a material reduction of the Executive’s duties and responsibilities from those in effect immediately prior to the reduction or change,
(ii)	a requirement that the Executive relocate his primary office more then 50 kilometers from North Caulfield, Victoria, or
(iii)
material breach by the Company of any provision of this Agreement after receipt of ten (10) days written notice thereof from the Executive and failure by the Company to cure the breach within thirty (30) days thereafter, or

(iv)	the occurrence of an event described in sub-paragraphs i), ii), iii) or iv) of Section 5(i) where notice is given by the Executive in accordance with sub-paragraph (BB) of Section 5(i).

(g)	Definition of Cause
“Cause” means the Executive’s:
(i)	conviction of a felony,
(ii)	commission of acts of fraud, misappropriation, embezzlement, or theft, or
(iii)
willful or repeated failure to follow lawful specific directives of the Board of Directors to act or refrain from acting, which directives are consistent with the Executive’s position as Chief Executive Officer of the Company. Before the Company can terminate the Executive for Cause under clause (g)(iii) of this Section 5(g), the Company must give the Executive written notice setting forth the Company’s dissatisfaction with the Executive and the reasons therefore, and give the Executive thirty (30) days to cure the circumstances supporting the for Cause determination.

(h)	Definition of Disability
“Disability” means the inability of the Executive to perform the Executive’s duties of employment to the Company pursuant to the terms of this Agreement, because of physical or mental disability where such disability shall have existed for a period of more than sixty (60) consecutive days or an aggregate of ninety (90) days in any 365 day period. The existence of a Disability means that the Executive’s mental and/or physical condition substantially interferes with the Executive’s performance of his substantive duties for the Company as specified in this Agreement. The fact of whether or not a Disability exists hereunder shall be determined by a professionally qualified medical expert selected by the Company and the Executive.

(i)	Change of Control
Despite anything to the contrary in this Agreement in the event that:
(i)	there is an effective change of control of fifty percent (50%) of the issued capital of the Company:
(ii)	the business, operations or capital of the Company is merged in or combined with that of another entity or entities; or
(iii)	the membership of the Board changes to the extent that at least 50% of the Board did not hold office at the date of this Agreement; or
(iv)
control of the composition of the Board changes to the extent that control of the composition of the Board is or can be exercised by the parties who did not control the Composition of the Board at the date of this Agreement, then, without limiting the other circumstances in which Section 5(c) may apply, Section 5 (c) shall apply:

(AA)	if the company subsequently terminates this Agreement without Cause (as herein defined); and
(BB)
if the Executive terminates this Agreement, which termination shall be deemed to have been termination with Good Reason (as herein defined) provided always that the Executive gives at least one (1) month’s written notice to the Company within a period of six (6) months immediately following the occurrence of an event described in sub-paragraphs i), ii), iii) or iv) of this Section 5(i)

(j)	Non-disparagement
In the event that Executive terminates this Agreement with or without Good Reason, or that the Company terminates this Agreement with or without Cause, the Company and the Executive agree that they will not disparage each other in any way.

(k)	Resignation as a Director
If the Executive resigns as a Director he shall immediately resign (or be deemed to have resigned) as Chief Executive Officer (CEO) and to have terminated this Agreement. The provisions of this Section 5 shall apply to such termination of this Agreement (that is, such termination or deemed termination of this Agreement by the Executive shall either have been with Good Reason or not with Good Reason, as the case may be, as provided for above).

6.	Records and Confidential Data

(a)	Acknowledgement
The Executive acknowledges that in connection with the performance of his duties during the term of his employment the Company will make available to the Executive, or the Executive will have access to, certain Confidential Information (as defined below) of the Company. The Executive acknowledges and agrees that any and all Confidential Information learned or obtained by the Executive during the course of his employment by the Company or otherwise whether developed by the Executive alone or in conjunction with others or otherwise, shall be and is the property of the Company and its affiliates.

(b)	Confidentiality Obligations
During the term of his employment and thereafter Executive shall keep all Confidential Information confidential and will not use such Confidential Information other then in connection with the Executive’s discharge of his duties hereunder, and will be safeguarded by the Executive from unauthorized disclosure. This covenant is not intended to, and does not limit in any way Executive’s duties and obligations to the company under statutory and common law not to disclose or make personal use of the Confidential Information or trade secrets.

(c)	Return of Confidential Information
Following the Executive’s termination of employment as soon as possible after the Company’s written request, the Executive will return to the Company all written Confidential Information which has been provided to the Executive and the Executive will destroy all copies of any analyses, complications, studies or other documents prepared by the Executive or for the Executives’ use containing or reflecting any Confidential Information.

(d)	Definition
For the purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of he Company, and its affiliates, including, without limitation the company’s scientific information, marketing strategies, pricing policies or characteristics, customers and customer information, product or product specifications, designs, software systems, leasing costs, cost of equipment, customer lists, business or business prospects, plans, proposals, codes, marketing studies, research, reports, investigation or other information or similar character. For Executives’ obligations under the Section 6 shall not extend to:
(i)	information which is generally available to the public,
(ii)
information obtained by the Executive from third persons, other than Executives of the Company, the Company and the Company’s affiliates, not under agreement to maintain the confidentially of the same and

(iii)	information which is required to be disclosed by law or legal process and
(iv)	information known to Executive prior to commencement of his employment with the Company, as evidenced by written documentation.

7.	Arbitration

(a)	Good Faith Discussions
The parties shall meet and discuss in good faith any dispute between them arising out of this Agreement.

(b)	Mediation
If the discussions referred to in the preceding Section 7(a) fail to resolve the relevant dispute, either party may (by written notice to the other party) require that the dispute be submitted for mediation by a single mediator nominated by the President for the time being of the Victorian Law Institute. In the event of any such submission to mediation:
i)	The mediator shall be deemed to be not acting as an expert or as an arbitrator;
ii)	The mediator shall determine the procedure and timetable for the mediation; and
iii)	The cost of the mediation shall be shared equally between the parties

(c)	Legal Proceedings
Neither party may issue any legal proceedings in respect of any such dispute unless that party has first taken all reasonable steps to comply with Sections 7(a) and (b).

8.	Miscellaneous Provisions

(a)	Notices
All notices, offers or other communications required or permitted to be given or made
(i)	if delivered personally;
(ii)	after the expiration of thirty (30) days from the date upon which such notice was mailed from within the United States or Australia by certified mail, return receipt requested, postage prepaid; or
(iii)	upon receipt by prepaid telegram, facsimile transmission or electronic mail transmission (with written confirmation of receipt for each kind of transmission).

All notices given or made pursuant hereto shall be so given or made to the Executive at the address contained in the Company’s personnel records and to the Company at its headquarters, addressed to the attention of the Chair of the Board of Directors.

(b)	The Executive’s Representations and Warranties
The Executive hereby represents and warrants that he is not a party to any agreement, contract or understanding that would in any way restrict or prohibit him from undertaking or performing any of his obligations under this Agreement.

(c)	Amendments
Except as set forth Section 4 above, this Agreement shall not be changed or amended unless in writing and signed by both the Executive and the Company.

(d)	Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the State of Victoria applicable to contracts executed in and to be performed entirely within that jurisdiction. Each party irrevocably submits to the non-exclusive jurisdiction of courts of that state and the courts of appeal therefrom and waives any right to object to such jurisdiction on the basis of domicile or of being an inconvenient forum.

(e)	Counterparts
This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date of year first above written.

PRANA BIOTECHNOLOGY LIMITED

George Mihaly
Remuneration Committee

THE EXECUTIVE:

Geoffrey Kempler

ATTACHMENT A

DESCRIPTION OF DUTIES

The Executive shall have the responsibilities and functions generally associated with the position of Chief Executive Officer (CEO), including but not limited to:

•
Develop and implement a business plan approved by the Board of Directors to provide a clear and rational basis for the ongoing prioritization of the Company’s activities and resource allocation, updated as required.

•	Develop and expand the management team of the Company.

•	Demonstrate strong commerciality in dealing with Company’s assets.

•	Direct and oversee relationships with major pharmaceutical companies, government regulatory agencies, investors and others.

•	Work to continually improve the capitalization and ensure the ongoing funding of the Company.

•	Comply with the current or future Company policies.